SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosures

Prudential plc Half Year 2024 results

International Financial Reporting Standards (IFRS) financial results

Condensed consolidated income statement

		2024 $m	2023 $m
	Note	Half year	Half year	Full year
Insurance revenue	B1.4	4,961	4,591	9,371
Insurance service expense		(3,638)	(3,489)	(7,113)
Net expense from reinsurance contracts held		(252)	(83)	(171)
Insurance service result		1,071	1,019	2,087
Investment return	B1.4	2,495	7,171	9,763
Fair value movements on investment contract liabilities		(54)	(23)	(24)
Net insurance and reinsurance finance (expense) income		(2,274)	(6,496)	(8,648)
Net investment result		167	652	1,091
Other revenue	B1.4	197	176	369
Non-insurance expenditure		(532)	(446)	(990)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(85)	(85)	(172)
Loss attaching to corporate transactions	B1.1	(69)	-	(22)
Share of loss from joint ventures and associates, net of related tax		(243)	(73)	(91)
Profit before tax (being tax attributable to shareholders' and policyholders' returns) note		506	1,243	2,272
Tax charge attributable to policyholders' returns		(112)	(68)	(175)
Profit before tax attributable to shareholders' returns	B1.1	394	1,175	2,097
Total tax charge attributable to shareholders' and policyholders' returns	B2	(324)	(296)	(560)
Remove tax charge attributable to policyholders' returns		112	68	175
Tax charge attributable to shareholders' returns		(212)	(228)	(385)
Profit for the period		182	947	1,712

Attributable to:
Equity holders of the Company		120	944	1,701
Non-controlling interests		62	3	11
Profit for the period		182	947	1,712

Earnings per share (in cents)		2024	2023
	Note	Half year	Half year	Full year
Based on profit attributable to equity holders of the Company:	B3
Basic		4.4¢	34.5¢	62.1¢
Diluted		4.4¢	34.5¢	61.9¢

Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Dividends per share (in cents)

		2024	2023
	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B4
First interim dividend		6.84¢	6.26¢	6.26¢
Second interim dividend		-	-	14.21¢
Total relating to reporting period		6.84¢	6.26¢	20.47¢
Dividends paid in reporting period:	B4
Current year first interim dividend		-	-	6.26¢
Second interim dividend for prior year		14.21¢	13.04¢	13.04¢
Total paid in reporting period		14.21¢	13.04¢	19.30¢

Condensed consolidated statement of comprehensive income

	2024 $m	2023 $m
	Half year	Half year	Full year
Profit for the period	182	947	1,712
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Exchange movements arising during the period	(413)	(199)	(135)
Items that will not be reclassified subsequently to profit or loss:
Valuation movements on retained interest in Jackson classified as FVOCI securities note	-	8	8
Total comprehensive (loss) income for the period	(231)	756	1,585

Attributable to:
Equity holders of the Company	(254)	767	1,585
Non-controlling interests	23	(11)	-
Total comprehensive (loss) income for the period	(231)	756	1,585

Note
On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income (FVOCI). The Group subsequently disposed of its remaining interest in Jackson in 2023.

Condensed consolidated statement of changes in equity

		Period ended 30 Jun 2024 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Share-holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	120	-	120	62	182
Other comprehensive income (loss)		-	-	-	(374)	(374)	(39)	(413)
Total comprehensive income (loss) for the period		-	-	120	(374)	(254)	23	(231)
Transactions with owners of the Company
Dividends	B4	-	-	(390)	-	(390)	(4)	(394)
Reserve movements in respect of share-based payments		-	-	(38)	-	(38)	-	(38)
Adjustment to non-controlling interest for Malaysia conventional life business	D2			(857)		(857)	886	29
Effect of transactions relating to other non-controlling interests		-	-	14	-	14	-	14
New share capital subscribed	C7	-	-	-	-	-	-	-
Share repurchases/buybacks*	C7	-	-	(123)	-	(123)	-	(123)
Movement in own shares in respect of share-based payment plans		-	-	(4)	-	(4)	-	(4)
Net increase (decrease) in equity		-	-	(1,278)	(374)	(1,652)	905	(747)
Balance at beginning of period		183	5,009	11,928	703	17,823	160	17,983
Balance at end of period		183	5,009	10,650	329	16,171	1,065	17,236

*      In the first half year 2024, the Group completed two repurchase programmes in January and June 2024 to neutralise the dilutive effect of share scheme issuance and is currently conducting the share buyback programme it announced in June 2024 to return capital to shareholders. See note C7 for further details.

		Period ended 30 Jun 2023 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve	Share-holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	944	-	-	944	3	947
Other comprehensive (loss) income		-	-	-	(185)	8	(177)	(14)	(191)
Total comprehensive income (loss) for the period		-	-	944	(185)	8	767	(11)	756
Transactions with owners of the Company
Dividends	B4	-	-	(361)	-	-	(361)	(4)	(365)
Transfer of fair value reserve following disposal of investment in Jackson		-	-	71	-	(71)	-	-	-
Reserve movements in respect of share-based payments		-	-	(6)	-	-	(6)	-	(6)
Effect of transactions relating to non-controlling interests		-	-	(9)	-	-	(9)	-	(9)
New share capital subscribed	C7	1	3	-	-	-	4	-	4
Movement in own shares in respect of share-based payment plans		-	-	33	-	-	33	-	33
Net increase (decrease) in equity		1	3	672	(185)	(63)	428	(15)	413
Balance at beginning of period		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of period		183	5,009	11,325	642	-	17,159	152	17,311

Condensed consolidated statement of changes in equity continued

		Year ended 31 Dec 2023 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	1,701	-	-	1,701	11	1,712
Other comprehensive (loss) income		-	-	-	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		-	-	1,701	(124)	8	1,585	-	1,585
Transactions with owners of the Company
Dividends	B4	-	-	(533)	-	-	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		-	-	71	-	(71)	-	-	-
Reserve movements in respect of share-based payments		-	-	(5)	-	-	(5)	-	(5)
Effect of transactions relating to non-controlling interests		-	-	16	-	-	16	-	16
New share capital subscribed	C7	1	3	-	-	-	4	-	4
Movement in own shares in respect of share-based payment plans		-	-	25	-	-	25	-	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at beginning of year		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of year		183	5,009	11,928	703	-	17,823	160	17,983

Condensed consolidated statement of financial position

		2024 $m	2023 $m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C4.1	819	879	896
Other intangible assets	C4.2	3,758	3,686	3,986
Property, plant and equipment	C1.2	390	396	374
Insurance contract assets	C3.1	1,131	1,167	1,180
Reinsurance contract assets	C3.1	3,200	2,023	2,426
Deferred tax assets		155	168	156
Current tax recoverable		25	25	34
Investments in joint ventures and associates accounted for using the equity method		1,781	2,078	1,940
Investment properties	C1.1	3	38	39
Loans	C1.1	543	574	578
Equity securities and holdings in collective investment schemes note	C1.1	73,110	60,508	64,753
Debt securities note	C1.1	74,543	80,430	83,064
Derivative assets	C1.1	276	458	1,855
Deposits	C1.1	5,284	5,056	5,870
Accrued investment income	C1.2	960	1,017	1,003
Other debtors	C1.2	2,440	1,035	1,161
Assets held for sale	C1.2	291	-	-
Cash and cash equivalents	C1.1	5,978	5,920	4,751
Total assets		174,687	165,458	174,066

Equity
Shareholders' equity	C3.1	16,171	17,159	17,823
Non-controlling interests		1,065	152	160
Total equity		17,236	17,311	17,983

Liabilities
Insurance contract liabilities	C3.1	141,099	134,096	139,840
Reinsurance contract liabilities	C3.1	1,379	950	1,151
Investment contract liabilities without discretionary participation features	C2.2	819	716	769
Core structural borrowings of shareholder-financed businesses	C5.1	3,930	3,949	3,933
Operational borrowings	C5.2	961	802	941
Obligations under funding, securities lending and sale and repurchase agreements		576	617	716
Net asset value attributable to unit holders of consolidated investment funds	C2.2	2,921	2,683	2,711
Deferred tax liabilities		1,339	1,214	1,250
Current tax liabilities		231	247	275
Accruals, deferred income and other creditors	C1.2	3,395	2,277	4,035
Provisions		137	129	224
Derivative liabilities	C2.2	426	467	238
Liabilities held for sale	C1.2	238	-	-
Total liabilities		157,451	148,147	156,083
Total equity and liabilities		174,687	165,458	174,066

Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 30 June 2024 are $1,680 million of lent securities and assets subject to repurchase agreements (30 June 2023: $1,556 million; 31 December 2023: $2,001 million).

Condensed consolidated statement of cash flows

		2024 $m	2023 $m
	Note	Half year	Half year	Full year
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		506	1,243	2,272
Adjustments to profit before tax for:
Non-cash movements in operating assets and liabilities		1,511	(71)	(1,687)
Interest and dividend income and interest payments included in profit before tax		(2,448)	(2,420)	(4,378)
Operating cash items		2,259	2,252	4,041
Other non-cash items		345	263	584
Net cash flows from operating activities note (i)		2,173	1,267	832
Cash flows from investing activities
Purchases and disposals of property, plant and equipment		(27)	(18)	(42)
Acquisition of business and intangibles note (ii)		(243)	(197)	(415)
Cash advanced to CPL note (i)		-	-	(176)
Disposal of Jackson shares		-	273	273
Net cash flows from investing activities		(270)	58	(360)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations: note (iii)
Redemption of debt		-	(371)	(393)
Interest paid		(74)	(98)	(188)
Payment of principal portion of lease liabilities		(43)	(49)	(93)
Equity capital:	C7
Issues of ordinary share capital		-	4	4
Share repurchases/buybacks		(60)	-	-
External dividends:
Dividends paid to equity holders of the Company	B4	(390)	(361)	(533)
Dividends paid to non-controlling interests		(4)	(4)	(7)
Net cash flows from financing activities		(571)	(879)	(1,210)
Net increase (decrease) in cash and cash equivalents		1,332	446	(738)
Cash and cash equivalents at beginning of period		4,751	5,514	5,514
Effect of exchange rate changes on cash and cash equivalents		(105)	(40)	(25)
Cash and cash equivalents at end of period		5,978	5,920	4,751

Notes
(i)       Included in net cash flows from operating activities are dividends from joint ventures and associates of $73 million (half year 2023: $62 million; full year 2023: $209 million). Cash advanced of $176 million in full year 2023 to CPL, the Group's joint venture in the Chinese Mainland, reflected cash advanced that has subsequently been converted into a capital injection in half year 2024.
(ii)      Cash flows from acquisition of business and intangibles include amounts paid for distribution rights. There were no acquisitions of businesses in the period.
(iii)    Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at beginning of period $m	Cash movements $m	Non-cash movements $m		Balance at end of period $m
		Redemption of debt	Foreign exchange movement	Other movements
30 Jun 2024	3,933	-	(7)	4	3,930
30 Jun 2023	4,261	(371)	56	3	3,949
31 Dec 2023	4,261	(393)	58	7	3,933

A Basis of preparation

A1 Basis of preparation and exchange rates

These condensed consolidated financial statements ('interim financial statements') for the six months ended 30 June 2024 have been prepared in accordance with both IAS 34 'Interim Financial Reporting' as issued by the IASB and IAS 34 as adopted for use in the UK. The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2024, there were no unadopted standards effective for the period ended 30 June 2024 which impacted the interim financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

Except for the new and amended IFRS Standards as described in note A2, the accounting policies applied by the Group in determining the IFRS financial results in these interim financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2023 as disclosed in the 2023 Annual Report.

The IFRS financial results for half year 2024 and half year 2023 are unaudited. The full year 2023 IFRS financial results have been derived from the 2023 statutory accounts. The Group's auditors reported on the 2023 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report on the 2023 statutory accounts was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period to 31 August 2025, being at least 12 months from the date these interim financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks, and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 August 2025, being at least 12 months from the date these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2024.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at period end			Average rate for the period to date
USD : local currency	30 Jun 2024	31 Dec 2023	30 Jun 2023	Half year 2024	Full year 2023	Half year 2023
Chinese yuan (CNY)	7.27	7.09	7.26	7.22	7.09	6.93
Hong Kong dollar (HKD)	7.81	7.81	7.84	7.82	7.83	7.84
Indian rupee (INR)	83.39	83.21	82.04	83.23	82.60	82.22
Indonesian rupiah (IDR)	16,375.00	15,397.00	14,992.50	15,901.19	15,230.82	15,042.54
Malaysian ringgit (MYR)	4.72	4.60	4.67	4.73	4.56	4.46
Singapore dollar (SGD)	1.36	1.32	1.35	1.35	1.34	1.34
Taiwan dollar (TWD)	32.44	30.69	31.14	31.90	31.17	30.56
Thai baht (THB)	36.72	34.37	35.33	36.19	34.80	34.20
UK pound sterling (GBP)	0.79	0.78	0.79	0.79	0.80	0.81
Vietnamese dong (VND)	25,455.00	24,262.00	23,585.00	24,963.23	23,835.92	23,521.79

Certain notes to the interim financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the interim financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current year foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

A2 New accounting pronouncements in 2024

The Group has adopted the following amendments in these interim financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

-   Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and October 2022 and 'Non-current liabilities with covenants' issued in October 2022;
-   Amendments to IFRS 16 'Lease liability in a sale and leaseback' issued in September 2022; and
-   Amendments to IAS 7 and IFRS 7 'Supplier finance arrangements' issued in May 2023.

B Earnings performance

B1 Analysis of performance

B1.1 Segment results
		2024 $m	2023 $m		2024 vs 2023%		2023 $m
		Half year	Half year	Half year	Half year	Half year	Full year
	Note		AER	CER	AER	CER	AER
		note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
CPL		197	164	157	20%	25%	368
Hong Kong		504	554	555	(9)%	(9)%	1,013
Indonesia		132	109	103	21%	28%	221
Malaysia		152	165	155	(8)%	(2)%	305
Singapore		343	270	268	27%	28%	584
Growth markets and other note (ii)		362	374	355	(3)%	2%	746
Eastspring		155	146	143	6%	8%	280
Total segment profit		1,845	1,782	1,736	4%	6%	3,517
Other income and expenditure unallocated to a segment:
Net investment return and other items note (iii)		1	(28)	(28)	104%	104%	(21)
Interest payable on core structural borrowings		(85)	(85)	(85)	0%	0%	(172)
Corporate expenditure note (iv)		(119)	(115)	(115)	(3)%	(3)%	(230)
Total other expenditure		(203)	(228)	(228)	11%	11%	(423)
Restructuring and IFRS 17 implementation costs note (v)		(98)	(92)	(91)	(7)%	(8)%	(201)
Adjusted operating profit	B1.3	1,544	1,462	1,417	6%	9%	2,893
Short-term fluctuations in investment returns		(1,081)	(287)	(272)	n/a	n/a	(774)
Loss attaching to corporate transactions note (vi)		(69)	-	-	n/a	n/a	(22)
Profit before tax attributable to shareholders		394	1,175	1,145	(66)%	(66)%	2,097
Tax charge attributable to shareholders' returns		(212)	(228)	(221)	7%	4%	(385)
Profit for the period		182	947	924	(81)%	(80)%	1,712

Attributable to:
Equity holders of the Company		120	944	922	n/a	n/a	1,701
Non-controlling interests		62	3	2	n/a	n/a	11
Profit for the period		182	947	924	n/a	n/a	1,712

Basic earnings per share (in cents)		2024	2023		2024 vs 2023%		2023
		Half year	Half year	Half year	Half year	Half year	Full year
	Note		AER	CER	AER	CER	AER
	B3	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interests		43.8¢	45.2¢	44.1¢	(3)%	(1)%	89.0¢
Based on profit for the period, net of non-controlling interests		4.4¢	34.5¢	33.9¢	(87)%	(87)%	62.1¢

Notes
(i)       Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)      The Growth markets and other segment includes non-insurance entities that support the Group's insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.
(iii)    Net investment return and other items includes an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity's insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group's consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting an adjustment is included with the centre's 'net investment return and other items' to remove the benefit already recognised when valuing the insurance contract.
(iv)     Corporate expenditure as shown above is for head office functions.
(v)      Restructuring and IFRS 17 implementation costs largely comprise the costs of Group-wide projects including the implementation of IFRS 17 (including one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(18) million (half year 2023: $(36) million; full year 2023: $(81) million).
(vi)     Loss attaching to corporate transactions in half year 2024 mainly relates to the held for sale businesses (further details are provided in note C1.2). The $(22) million loss in full year 2023 largely reflected costs incurred on the termination of corporate services.

B1.2 Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments'. There have been no changes to the Group's operating segments as reported in these interim financial statements from those reported in the Group's consolidated financial statements for the year ended 31 December 2023.

Operations and transactions which do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period, including short-term fluctuations in investment returns and loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the period.

Determination of adjusted operating profit
(a)  Approach adopted for insurance businesses
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group's assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary the Group applies the following approach when attributing the 'net investment result' between operating and non-operating profit:

-   Returns on investments that meet the definition of an 'underlying item', namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.
-   For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities.
-   Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example the BEL component related to future fee income or a guarantee. In these cases, for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
-   A longer-term rate of return is applied to all other investments held by the Group's insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.

The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as 'short-term fluctuations in investment returns' as a component of non-operating profit.

The 'insurance service result' is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of 'short-term fluctuations in investment returns', a component of non-operating profit. See note B1.3 (ii) for the reconciliation to the 'insurance service result' recognised in the condensed consolidated income statement.

(b)  Determination of longer-term returns
The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from period to period but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.

Debt securities and loans
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.8 per cent for half year 2024 (half year 2023: 2.8 per cent to 7.8 per cent; full year 2023: 2.8 per cent to 8.4 per cent).

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all periods shown.

Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c)  Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.

B1.3 Analysis of adjusted operating profit by driver
Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period.

The table below analyses the Group's adjusted operating profit into the underlying drivers using the following categories:

-   Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.
-   Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement is the amount relating to the Group's life joint ventures and associates that use the equity method of accounting.
-   Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
-   Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2).
-   Net investment result on longer-term basis comprises the component of the 'net investment result' that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.
-   Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
-   Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group's life joint ventures and associates accounted for using the equity method. Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.
	2024 $m	2023 $m		2024 vs 2023%		2023 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
Adjusted release of CSM note (i)	1,091	1,178	1,147	(7)%	(5)%	2,205
Release of risk adjustment	128	107	104	20%	23%	218
Experience variances	(30)	(92)	(85)	67%	65%	(118)
Other insurance service result	(50)	(85)	(82)	41%	39%	(109)
Adjusted insurance service result note (ii)	1,139	1,108	1,084	3%	5%	2,196
Net investment result on longer-term basis note (iii)	641	612	590	5%	8%	1,241
Other insurance income and expenditure	(42)	(45)	(44)	7%	5%	(122)
Share of related tax charges from joint ventures and associates	(48)	(39)	(37)	(23)%	(30)%	(78)
Insurance business	1,690	1,636	1,593	3%	6%	3,237
Eastspring	155	146	143	6%	8%	280
Other income and expenditure	(203)	(228)	(228)	11%	11%	(423)
Restructuring and IFRS 17 implementation costs	(98)	(92)	(91)	(7)%	(9)%	(201)
Adjusted operating profit, as reconciled to profit for the period in note B1.1	1,544	1,462	1,417	6%	9%	2,893

Notes
(i)   The adjusted release of CSM is reconciled to the information in the condensed consolidated income statement as follows:

	2024 $m	2023 $m
	Half year	Half year	Full year
Release of CSM, net of reinsurance as included within Insurance service result on the condensed consolidated income statement	984	1,068	1,990
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	113	109	218
Release of CSM, net of reinsurance as shown in note C3.2
Insurance	1,253	1,223	2,414
Reinsurance	(156)	(46)	(206)
	1,097	1,177	2,208
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(6)	1	(3)
Adjusted release of CSM as shown above	1,091	1,178	2,205

(ii)  The adjusted insurance service result is reconciled to the information in the condensed consolidated income statement as follows:

	2024 $m	2023 $m
	Half year	Half year	Full year
Insurance service result as shown in the consolidated income statement	1,071	1,019	2,087
Add amounts relating to the Group's life joint ventures and associates that are accounted for on equity-method	72	70	148
Insurance service result as shown in note C3.2
Insurance	1,398	1,181	2,424
Reinsurance	(255)	(92)	(189)
	1,143	1,089	2,235
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 less the change to the release of CSM shown above	17	70	68
Other items including policyholder tax*	(21)	(51)	(107)
Adjusted insurance service result as shown above	1,139	1,108	2,196

*      Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to profit after tax and so have been offset in the analysis of adjusted operating profit.

(iii)    In addition, net investment result on longer-term basis is reconciled to the net investment result in the condensed consolidated income statement as follows:

	2024 $m	2023 $m
	Half year	Half year	Full year
Net investment result as shown in the consolidated income statement	167	652	1,091
Remove investment return of non-insurance entities	(124)	(39)	(142)
Remove short-term fluctuations in investment return included in non-operating profit*	1,081	287	774
Other items*	(483)	(288)	(482)
Net investment result on longer-term basis as shown above	641	612	1,241

*      These reconciling line items include the impact from the Group's life joint ventures and associates.

B1.4 Revenue by segment
	Half year 2024 $m
	Insurance operations note (i)					Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment	Total
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other
Insurance revenue	1,780	601	605	1,070	905	-	-	4,961	-	4,961
Other revenue note (ii)	12	1	-	-	23	160	-	196	1	197
Total revenue from external customers	1,792	602	605	1,070	928	160	-	5,157	1	5,158
Intra-group revenue	-	-	-	-	-	111	(111)	-	-	-
Interest income	520	48	103	430	354	6	-	1,461	104	1,565
Dividend and other investment income	510	67	90	279	78	2	-	1,026	-	1,026
Investment appreciation (depreciation)	(2,059)	(39)	578	1,233	179	-	-	(108)	12	(96)
Investment return	(1,029)	76	771	1,942	611	119	(111)	2,379	116	2,495
Total revenue	763	678	1,376	3,012	1,539	279	(111)	7,536	117	7,653

	Half year 2023 $m
	Insurance operations note (i)					Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment	Total
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other
Insurance revenue	1,582	551	566	946	946	-	-	4,591	-	4,591
Other revenue note (ii)	11	2	-	1	17	145	-	176	-	176
Total revenue from external customers	1,593	553	566	947	963	145	-	4,767	-	4,767
Intra-group revenue	-	-	-	-	-	103	(103)	-	-	-
Interest income	540	40	133	444	393	3	-	1,553	61	1,614
Dividend and other investment income	410	81	79	273	65	2	-	910	7	917
Investment appreciation (depreciation)	2,345	36	(69)	1,234	1,128	4	-	4,678	(38)	4,640
Investment return	3,295	157	143	1,951	1,586	112	(103)	7,141	30	7,171
Total revenue	4,888	710	709	2,898	2,549	257	(103)	11,908	30	11,938

	Full year 2023 $m
	Insurance operations note (i)					Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment	Total
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other
Insurance revenue	3,229	1,142	1,134	1,983	1,883	-	-	9,371	-	9,371
Other revenue note (ii)	22	4	4	-	39	299	-	368	1	369
Total revenue from external customers	3,251	1,146	1,138	1,983	1,922	299	-	9,739	1	9,740
Intra-group revenue	-	-	-	-	-	184	(184)	-	-	-
Interest income	1,033	92	239	785	627	7	-	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	-	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	-	5,185	(43)	5,142
Investment return	3,963	235	567	2,803	2,053	198	(184)	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503

Notes
(i)       The Group's share of the results from the joint ventures and associates including CPL that are equity accounted for is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.
(ii)      Other revenue comprises revenue from external customers and consists primarily of revenue from the Group's asset management business of $182 million (half year 2023: $145 million; full year 2023: $299 million).

B2 Tax charge
The total tax (charge) credit in the income statement is as follows:
	2024 $m	2023 $m
	Half year	Half year	Full year
Hong Kong	(60)	(63)	(129)
Indonesia	(13)	(27)	(43)
Malaysia	(95)	(43)	(98)
Singapore	(45)	(91)	(174)
Growth markets and other	(66)	(66)	(103)
Eastspring	(13)	(14)	(26)
Total segment note (i)	(292)	(304)	(573)
Unallocated to a segment (central operations)	(32)	8	13
Total tax charge	(324)	(296)	(560)

Analysed by:
Current tax	(188)	(238)	(456)
Deferred tax note (ii)	(136)	(58)	(104)
Total tax charge	(324)	(296)	(560)

Notes
(i)       Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.
(ii)      At 30 June 2024, the Group has applied the mandatory exemption from recognising and disclosing information on deferred tax assets and liabilities in respect of Pillar 2 income taxes.

The actual shareholder tax rates of the relevant business operations are shown below:

	Half year 2024%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	19%	23%	16%	22%	8%	(10)%	18%
Tax rate on profit before tax	9%	17%	23%	13%	16%	9%	(11)%	54%

	Half year 2023%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	5%	21%	22%	16%	22%	10%	3%	15%
Tax rate on profit before tax	5%	22%	23%	16%	13%	10%	2%	19%

	Full year 2023%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	22%	22%	16%	20%	9%	2%	15%
Tax rate on profit before tax	7%	22%	20%	16%	11%	9%	2%	18%

A number of jurisdictions in which the Group has operations - Japan, South Korea, Luxembourg, Vietnam and the UK - have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for 2024 onwards. Malaysia has implemented both the global minimum tax and domestic minimum tax effective for 2025 onwards. Other jurisdictions where the Group has a taxable presence, including Hong Kong, Singapore and Thailand intend to implement the proposals for 2025 onwards.

The Group has calculated the impact of the legislation applying for 2024 and there is no resulting amount in respect of Pillar 2 income taxes included in the current tax charge for the period ended 30 June 2024.

B3 Earnings per share

	Half year 2024
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,544	(273)	(71)	1,200	43.8¢	43.7¢
Short-term fluctuations in investment returns	(1,081)	61	(15)	(1,035)	(37.8)¢	(37.7)¢
Loss attaching to corporate transactions	(69)	-	24	(45)	(1.6)¢	(1.6)¢
Based on profit for the period	394	(212)	(62)	120	4.4¢	4.4¢

	Half year 2023
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,462	(221)	(3)	1,238	45.2¢	45.2¢
Short-term fluctuations in investment returns	(287)	(7)	-	(294)	(10.7)¢	(10.7)¢
Based on profit for the period	1,175	(228)	(3)	944	34.5¢	34.5¢

	Full year 2023
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,893	(444)	(11)	2,438	89.0¢	88.7¢
Short-term fluctuations in investment returns	(774)	59	-	(715)	(26.1)¢	(26.0)¢
Loss attaching to corporate transactions	(22)	-	-	(22)	(0.8)¢	(0.8)¢
Based on profit for the year	2,097	(385)	(11)	1,701	62.1¢	61.9¢

For half year 2024, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,740 million (half year 2023: 2,740 million; full year 2023: 2,741 million). After including a dilutive effect of the Group's share options and awards of 3 million (half year 2023: none; full year 2023: 6 million), the weighted average number of shares for calculating diluted earnings per share is 2,743 million (half year 2023: 2,740 million; full year 2023: 2,747 million).

B4 Dividends

	Half year 2024		Half year 2023		Full year 2023
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:
First interim dividend	6.84¢	188*	6.26¢	172	6.26¢	172
Second interim dividend	-	-	-	-	14.21¢	392
Total relating to reporting period	6.84¢	188	6.26¢	172	20.47¢	564
Dividends paid in reporting period:
Current year first interim dividend	-	-	-	-	6.26¢	172
Second interim dividend for prior year	14.21¢	390	13.04¢	361	13.04¢	361
Total paid in reporting period	14.21¢	390	13.04¢	361	19.30¢	533

*      Estimated based on the outstanding number of ordinary shares as at 30 June 2024.

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share
On 23 October 2024, Prudential will pay a first interim dividend of 6.84 cents per ordinary share for the year ending 31 December 2024. The first interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (British Summer Time) and to shareholders on the HK branch register at 4.30pm (Hong Kong Time) on 6 September 2024 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 6 September 2024. The first interim dividend will be paid on or around 30 October 2024 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect to receive dividend payments in USD. Shareholders on the UK register are also eligible to participate in a Dividend Reinvestment Plan as an alternative of receiving dividends in cash. Elections must be made through the relevant UK or HK share registrar on or before 30 September 2024. The corresponding amounts per share in GBP and HKD are expected to be announced on or around 9 October 2024. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate.

Holders of ADRs will continue to receive their dividend payments in USD.

C Financial position

C1 Group assets and liabilities

C1.1 Group investments by business type
The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2024 were $1,220 million (30 June 2023: $1,127 million; 31 December 2023: $1,181 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group's participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring's investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders' 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders' equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	30 Jun 2024 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance			Eastspring	Total
	Funds with policyholder participation	Unit-linked funds	Other
	note (i)
Debt securities
Sovereign debt
Indonesia	396	526	518	-	1,440	-	1,440
Singapore	2,513	551	903	-	3,967	-	3,967
Thailand	2	2	1,901	-	1,905	-	1,905
United Kingdom	4	6	20	-	30	-	30
United States	16,484	23	2,162	-	18,669	-	18,669
Vietnam	2,976	18	150	-	3,144	-	3,144
Other (predominantly Asia)	4,337	685	1,599	1	6,622	-	6,622
Subtotal	26,712	1,811	7,253	1	35,777	-	35,777
Other government bonds
AAA	1,554	86	112	-	1,752	-	1,752
AA+ to AA-	123	19	23	-	165	-	165
A+ to A-	615	83	222	-	920	-	920
BBB+ to BBB-	246	56	46	-	348	-	348
Below BBB- and unrated	510	11	93	-	614	-	614
Subtotal	3,048	255	496	-	3,799	-	3,799
Corporate bonds
AAA	1,242	145	200	-	1,587	-	1,587
AA+ to AA-	2,965	448	802	-	4,215	-	4,215
A+ to A-	11,935	499	1,787	-	14,221	1	14,222
BBB+ to BBB-	9,001	664	1,837	-	11,502	1	11,503
Below BBB- and unrated	2,330	498	361	-	3,189	-	3,189
Subtotal	27,473	2,254	4,987	-	34,714	2	34,716
Asset-backed securities
AAA	134	2	37	-	173	-	173
AA+ to AA-	7	1	2	-	10	-	10
A+ to A-	27	-	5	-	32	-	32
BBB+ to BBB-	3	-	1	-	4	-	4
Below BBB- and unrated	2	1	29	-	32	-	32
Subtotal	173	4	74	-	251	-	251
Total debt securities notes (ii)(v)	57,406	4,324	12,810	1	74,541	2	74,543
Loans
Mortgage loans	57	-	88	-	145	-	145
Other loans	398	-	-	-	398	-	398
Total loans	455	-	88	-	543	-	543
Equity securities and holdings in collective investment schemes
Direct equities	18,234	12,965	170	114	31,483	-	31,483
Collective investment schemes	32,137	8,049	1,440	1	41,627	-	41,627
Total equity securities and holdings in collective investment schemes	50,371	21,014	1,610	115	73,110	-	73,110
Other financial investments note (iii)	1,460	299	1,880	85	3,724	1,836	5,560
Total financial investments note (iv)	109,692	25,637	16,388	201	151,918	1,838	153,756
Investment properties	-	-	3	-	3	-	3
Cash and cash equivalents	1,304	594	1,089	138	3,125	2,853	5,978
Total investments	110,996	26,231	17,480	339	155,046	4,691	159,737

	30 Jun 2023 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance			Eastspring	Total
	Funds with policyholder participation	Unit-linked funds	Other
	note (i)
Debt securities
Sovereign debt
Indonesia	408	637	460	-	1,505	-	1,505
Singapore	3,330	571	943	-	4,844	-	4,844
Thailand	1	3	1,612	-	1,616	-	1,616
United Kingdom	-	4	44	-	48	-	48
United States	23,364	18	1,756	-	25,138	-	25,138
Vietnam	3,084	27	180	-	3,291	-	3,291
Other (predominantly Asia)	4,056	672	1,675	27	6,430	-	6,430
Subtotal	34,243	1,932	6,670	27	42,872	-	42,872
Other government bonds
AAA	1,421	89	137	-	1,647	-	1,647
AA+ to AA-	85	11	22	-	118	-	118
A+ to A-	694	114	234	-	1,042	-	1,042
BBB+ to BBB-	231	51	71	-	353	-	353
Below BBB- and unrated	487	15	76	-	578	-	578
Subtotal	2,918	280	540	-	3,738	-	3,738
Corporate bonds
AAA	1,175	169	234	-	1,578	-	1,578
AA+ to AA-	2,527	356	932	-	3,815	-	3,815
A+ to A-	10,141	540	2,291	-	12,972	-	12,972
BBB+ to BBB-	8,938	711	2,019	-	11,668	-	11,668
Below BBB- and unrated	2,487	583	356	2	3,428	-	3,428
Subtotal	25,268	2,359	5,832	2	33,461	-	33,461
Asset-backed securities
AAA	194	1	66	-	261	-	261
AA+ to AA-	16	2	2	-	20	-	20
A+ to A-	46	1	10	-	57	-	57
BBB+ to BBB-	15	-	3	-	18	-	18
Below BBB- and unrated	2	1	-	-	3	-	3
Subtotal	273	5	81	-	359	-	359
Total debt securities notes (ii)(v)	62,702	4,576	13,123	29	80,430	-	80,430
Loans
Mortgage loans	99	-	45	-	144	-	144
Other loans	430	-	-	-	430	-	430
Total loans	529	-	45	-	574	-	574
Equity securities and holdings in collective investment schemes
Direct equities	17,352	11,637	156	106	29,251	-	29,251
Collective investment schemes	22,670	7,070	1,514	3	31,257	-	31,257
Total equity securities and holdings in collective investment schemes	40,022	18,707	1,670	109	60,508	-	60,508
Other financial investments note (iii)	2,416	403	1,503	96	4,418	1,096	5,514
Total financial investments note (iv)	105,669	23,686	16,341	234	145,930	1,096	147,026
Investment properties	-	-	38	-	38	-	38
Cash and cash equivalents	900	699	1,410	159	3,168	2,752	5,920
Total investments	106,569	24,385	17,789	393	149,136	3,848	152,984

	31 Dec 2023 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance			Eastspring	Total
	Funds with policyholder participation	Unit-linked funds	Other
	note (i)
Debt securities
Sovereign debt
Indonesia	393	611	525	-	1,529	-	1,529
Singapore	3,006	607	929	-	4,542	-	4,542
Thailand	2	4	1,957	-	1,963	-	1,963
United Kingdom	-	5	87	-	92	-	92
United States	23,552	84	2,351	-	25,987	-	25,987
Vietnam	3,143	30	173	-	3,346	-	3,346
Other (predominantly Asia)	4,375	664	1,732	28	6,799	-	6,799
Subtotal	34,471	2,005	7,754	28	44,258	-	44,258
Other government bonds
AAA	1,533	94	119	-	1,746	-	1,746
AA+ to AA-	120	17	29	-	166	-	166
A+ to A-	689	95	239	-	1,023	-	1,023
BBB+ to BBB-	271	57	56	-	384	-	384
Below BBB- and unrated	502	11	63	2	578	-	578
Subtotal	3,115	274	506	2	3,897	-	3,897
Corporate bonds
AAA	1,214	147	243	-	1,604	-	1,604
AA+ to AA-	2,716	440	934	-	4,090	-	4,090
A+ to A-	10,918	460	2,179	-	13,557	1	13,558
BBB+ to BBB-	9,466	714	2,055	-	12,235	1	12,236
Below BBB- and unrated	2,280	500	356	-	3,136	-	3,136
Subtotal	26,594	2,261	5,767	-	34,622	2	34,624
Asset-backed securities
AAA	174	2	54	-	230	-	230
AA+ to AA-	6	-	2	-	8	-	8
A+ to A-	30	-	7	-	37	-	37
BBB+ to BBB-	7	-	2	-	9	-	9
Below BBB- and unrated	-	1	-	-	1	-	1
Subtotal	217	3	65	-	285	-	285
Total debt securities notes (ii)(v)	64,397	4,543	14,092	30	83,062	2	83,064
Loans
Mortgage loans	65	-	83	-	148	-	148
Other loans	430	-	-	-	430	-	430
Total loans	495	-	83	-	578	-	578
Equity securities and holdings in collective investment schemes
Direct equities	18,711	12,075	182	128	31,096	-	31,096
Collective investment schemes	24,529	7,546	1,580	2	33,657	-	33,657
Total equity securities and holdings in collective investment schemes	43,240	19,621	1,762	130	64,753	-	64,753
Other financial investments note (iii)	2,893	396	1,707	101	5,097	2,628	7,725
Total financial investments note (iv)	111,025	24,560	17,644	261	153,490	2,630	156,120
Investment properties	-	-	39	-	39	-	39
Cash and cash equivalents	1,054	647	1,287	173	3,161	1,590	4,751
Total investments	112,079	25,207	18,970	434	156,690	4,220	160,910

Notes
(i)       Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.
(ii)      Of the Group's debt securities, the following amounts were held by the consolidated investment funds:

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
Debt securities held by consolidated investment funds	11,134	10,769	11,116

(iii)    Other financial investments comprise derivative assets and deposits.
(iv)     Of the total financial investments of $153,756 million as at 30 June 2024 (30 June 2023: $147,026 million; 31 December 2023: $156,120 million), $83,881 million (30 June 2023: $72,467 million; 31 December 2023: $80,022 million) are expected to be recovered within one year, including equity securities and holdings in collective investment schemes.
(v)      The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

C1.2 Other assets and liabilities
Property, plant and equipment (PPE)
At 30 June 2024, there are PPE of $390 million (30 June 2023: $396 million; 31 December 2023: $374 million). During half year 2024, the Group made additions of $113 million of PPE (half year 2023: $37 million; full year 2023: $101 million), of which $86 million relates to right-of-use assets (half year 2023: $19 million; full year 2023: $57 million).

Accrued investment income and other debtors
At 30 June 2024, there are accrued investment income and other debtors of $3,400 million (30 June 2023: $2,052 million; 31 December 2023: $2,164 million), of which $3,311 million (30 June 2023: $1,918 million; 31 December 2023: $2,048 million) are expected to be settled within one year.

Accruals, deferred income and other creditors
At 30 June 2024, there are accruals, deferred income and other liabilities of $3,395 million (30 June 2023: $2,277 million; 31 December 2023: $4,035 million), of which $3,208 million (30 June 2023: $2,087 million; 31 December 2023: $3,845 million) are due within one year.

Assets and liabilities held for sale
At 30 June 2024 the Group is pursuing the disposal of a number of subsidiaries which, as the required conditions were met at the reporting date, are classified as held for sale. These subsidiaries were remeasured to their estimated fair value less expected costs to sell, with a resulting remeasurement loss of $(69) million recognised in the income statement within 'Loss attaching to corporate transactions'. After reflecting the impact of non-controlling interests and other related changes in equity, the overall impact on shareholders' equity is a reduction of $(25) million.

C2 Measurement of financial assets and liabilities
C2.1 Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group's financial instruments.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

Valuation approach for level 2 fair-valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair-valued assets and liabilities, refer to note C2.1 of the Group IFRS consolidated financial statements for the year ended 31 December 2023.

Valuation approach for level 3 fair-valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy

(a)  Assets and liabilities carried at fair value
All of the Group's financial instruments held at fair value are classified as fair value through profit or loss at 30 June 2024 and measured on a recurring basis. In addition, at 30 June 2024, the Group has assets and liabilities held for sale as described in note C1.2 that have been measured at fair value on a non-recurring basis based on the expected sales proceeds for these businesses.

The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value
	30 Jun 2024 $m
	Level 1	Level 2	Level 3	Total
	Quoted prices(unadjusted) in active markets	Valuation basedon significantobservablemarket inputs	Valuation basedon significantunobservablemarket inputs
			note (v)
Loans note (i)	-	398	-	398
Equity securities and holdings in collective investment schemes	64,823	5,334	2,953	73,110
Debt securities note (ii)	57,477	17,023	43	74,543
Derivative assets	89	187	-	276
Derivative liabilities	(46)	(380)	-	(426)
Total financial investments, net of derivative liabilities	122,343	22,562	2,996	147,901
Investment contract liabilities without discretionary participation features note (iii)	-	(819)	-	(819)
Net asset value attributable to unit holders of consolidated investment funds note (iv)	(2,921)	-	-	(2,921)
Total financial instruments at fair value	119,422	21,743	2,996	144,161
Percentage of total (%)	83%	15%	2%	100%

	30 Jun 2023 $m
	Level 1	Level 2	Level 3	Total
	Quoted prices(unadjusted) in active markets	Valuation basedon significantobservablemarket inputs	Valuation basedon significantunobservablemarket inputs
			note (v)
Loans note (i)	-	427	3	430
Equity securities and holdings in collective investment schemes	52,124	7,159	1,225	60,508
Debt securities note (ii)	60,343	20,049	38	80,430
Derivative assets	329	129	-	458
Derivative liabilities	(182)	(285)	-	(467)
Total financial investments, net of derivative liabilities	112,614	27,479	1,266	141,359
Investment contract liabilities without discretionary participation features note (iii)	-	(716)	-	(716)
Net asset value attributable to unit holders of consolidated investment funds note (iv)	(2,683)	-	-	(2,683)
Total financial instruments at fair value	109,931	26,763	1,266	137,960
Percentage of total (%)	80%	19%	1%	100%

	31 Dec 2023 $m
	Level 1	Level 2	Level 3	Total
	Quoted prices(unadjusted) in active markets	Valuation basedon significantobservablemarket inputs	Valuation basedon significantunobservablemarket inputs
			note (v)
Loans note (i)	-	430	-	430
Equity securities and holdings in collective investment schemes	56,327	5,562	2,864	64,753
Debt securities note (ii)	64,004	19,020	40	83,064
Derivative assets	1,460	395	-	1,855
Derivative liabilities	(58)	(180)	-	(238)
Total financial investments, net of derivative liabilities	121,733	25,227	2,904	149,864
Investment contract liabilities without discretionary participation features note (iii)	-	(769)	-	(769)
Net asset value attributable to unit holders of consolidated investment funds note (iv)	(2,711)	-	-	(2,711)
Total financial instruments at fair value	119,022	24,458	2,904	146,384
Percentage of total (%)	81%	17%	2%	100%

Notes
(i)     Of the Group's financial assets and financial liabilities at 30 June 2024, only loans contain more than one asset classification. The loans carried at amortised cost and their fair value are provided in note (c) below.
(ii)      Of the total level 2 debt securities of $17,023 million at 30 June 2024, (30 June 2023: $20,049 million; 31 December 2023: $19,020 million), $5 million (30 June and 31 December 2023: $10 million) are valued internally.
(iii)    For Investment contract liabilities without discretionary participation features, it is assumed that these investment contracts are not quoted in an active market and do not have readily available published prices and that their fair values are determined using valuation techniques. It is assumed that all significant inputs used in the valuation are observable and these investment contract liabilities are classified in level 2.
(iv)     Net asset value attributable to unit holders of consolidated investment funds' represents the interests of investors other than the Group in the investment funds that the Group is deemed to control and therefore treated as a subsidiary and consolidated in the Group financial statements. The Group has designated Net asset value attributable to unit holders of consolidated investment funds as financial liabilities measured at FVTPL to eliminate any accounting mismatch with the underlying investments of those consolidated investment funds, which are measured at FVTPL.
(v)      At 30 June 2024, the Group held $2,996 million (30 June 2023: $1,266 million; 31 December 2023: $2,904 million) of net financial instruments at fair value within level 3. This represents 2 per cent (30 June 2023: less than 1 per cent; 31 December 2023: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
-    Equity securities and holdings in collective investment schemes of $2,952 million (30 June 2023: $1,224 million; 31 December 2023: $2,863 million) consisting primarily of property, infrastructure and private equity funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (30 June and 31 December 2023: $1 million) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets, net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
-    Other sundry individual financial instruments of a net asset of $43 million (30 June 2023: $41 million; 31 December 2023: $40 million).
Of the net financial instruments of$2,996 million at 30 June 2024 (30 June 2023: $1,266 million; 31 December 2023: $2,904 million) referred to above:
-    A net asset of $2,957 million (30 June 2023: $1,233 million; 31 December 2023: $2,866 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
-    The remaining level 3 investments comprise a net asset of $39 million (30 June 2023: $33 million; 31 December 2023: $38 million) and are primarily corporate bonds valued using external prices adjusted to reflect the specific known conditions relating to these bonds (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $4 million (30 June 2023: $(3) million; 31 December 2023: $(4) million), which would reduce shareholders' equity by this amount before tax.

(b)  Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2024, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $3,469 million and transfers from level 2 to level 1 of $2,622 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers from level 3 to level 2 and no transfer into level 3 in the period.

Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair-valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentational currency of US dollars.

	Half year 2024 $m
	Loans	Equitysecurities andholdings incollectiveinvestmentschemes	Debtsecurities	Group total
Balance at beginning of period	-	2,864	40	2,904
Total gains in income statement note	-	57	3	60
Total loss recorded in other comprehensive income	-	(30)	(2)	(32)
Purchases and other additions	-	126	2	128
Sales	-	(64)	-	(64)
Balance at end of period	-	2,953	43	2,996

	Half year 2023 $m
	Loans	Equitysecurities andholdings incollectiveinvestmentschemes	Debtsecurities	Group total
Balance at beginning of period	3	824	38	865
Total gains in income statement note	-	14	3	17
Total loss recorded in other comprehensive income	-	(28)	(3)	(31)
Purchases and other additions	-	417	-	417
Sales	-	(2)	-	(2)
Balance at end of period	3	1,225	38	1,266

	Full year 2023 $m
	Loans	Equitysecurities andholdings incollectiveinvestmentschemes	Debtsecurities	Group total
Balance at beginning of year	3	824	38	865
Total gains in income statement note	-	25	2	27
Total gains recorded in other comprehensive income	-	6	-	6
Purchases and other additions	-	524	-	524
Sales	(3)	(4)	-	(7)
Transfers into level 3	-	1,489	-	1,489
Balance at end of year	-	2,864	40	2,904

Note
Of the total net gain in the income statement of $60 million at half year 2024 (half year 2023: $17 million; full year 2023: $27 million), $34 million (half year 2023: $19 million; full year 2023: $29 million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2024 $m	2023 $m
	Half year	Half year	Full year
Equity securities and holdings in collective investment schemes	31	16	27
Debt securities	3	3	2
Net unrealised gains and losses of financial instruments still held at the end of the period	34	19	29

(c)  Assets and liabilities carried at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	30 Jun 2024 $m		30 Jun 2023 $m		31 Dec 2023 $m
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Loans	145	163	144	173	148	179
Liabilities
Core structural borrowings of shareholder-financed businesses	(3,930)	(3,648)	(3,949)	(3,560)	(3,933)	(3,659)
Operational borrowings (excluding lease liabilities)	(683)	(683)	(554)	(554)	(707)	(707)
Obligations under funding, securities lending and sale and repurchase agreements	(576)	(576)	(617)	(617)	(716)	(716)
Net financial liabilities at amortised cost	(5,044)	(4,744)	(4,976)	(4,558)	(5,208)	(4,903)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the Group, has been estimated from the discounted cash flows expected to be received or paid. The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.

C3 Insurance and reinsurance contracts

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left-hand side), broken out into their component parts. Additionally presented on the right-hand side are the same amounts but including the Group's share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group's share of the results of the joint ventures and associates are included in the Group's adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

C3.1 Group overview
(a)  Analysis of Group insurance and reinsurance contract assets and liabilities
The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group's statement of financial position. The Group's investments in JVs and associates are accounted for on an equity method and the Group's share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of CPL, India and Takaful business in Malaysia.

	Excluding JVs and associates						Including JVs and associates
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
As at 30 Jun 2024
Best estimate liabilities (BEL)	3,962	1,861	121,980	1,253	118,018	(608)	4,010	2,006	143,012	1,292	139,002	(714)
Risk adjustment for non-financial risk (RA)	(604)	(68)	1,661	(23)	2,265	45	(602)	(50)	1,956	(26)	2,558	24
Contractual service margin (CSM)	(2,258)	1,407	17,457	149	19,715	(1,258)	(2,261)	1,396	19,536	139	21,797	(1,257)
Insurance contract balances note C3.2	1,100	3,200	141,098	1,379	139,998	(1,821)	1,147	3,352	164,504	1,405	163,357	(1,947)
Assets for insurance acquisition cash flows	31	-	1	-	(30)	-	31	-	1	-	(30)	-
Insurance and reinsurance contract (assets) liabilities	1,131	3,200	141,099	1,379	139,968	(1,821)	1,178	3,352	164,505	1,405	163,327	(1,947)

As at 30 Jun 2023
Best estimate liabilities (BEL)	3,676	794	114,648	952	110,972	158	3,710	927	132,680	992	128,970	65
Risk adjustment for non-financial risk (RA)	(533)	(76)	1,490	(40)	2,023	36	(531)	(59)	1,732	(43)	2,263	16
Contractual service margin (CSM)	(2,007)	1,305	17,958	38	19,965	(1,267)	(2,004)	1,294	20,081	29	22,085	(1,265)
Insurance contract balances note C3.2	1,136	2,023	134,096	950	132,960	(1,073)	1,175	2,162	154,493	978	153,318	(1,184)
Assets for insurance acquisition cash flows	31	-	-	-	(31)	-	31	-	-	-	(31)	-
Insurance and reinsurance contract (assets) liabilities	1,167	2,023	134,096	950	132,929	(1,073)	1,206	2,162	154,493	978	153,287	(1,184)

As at 31 Dec 2023
Best estimate liabilities (BEL)	3,952	1,175	120,115	1,182	116,163	7	3,998	1,315	139,673	1,222	135,675	(93)
Risk adjustment for non-financial risk (RA)	(631)	(84)	1,713	(21)	2,344	63	(630)	(67)	1,969	(24)	2,599	43
Contractual service margin (CSM)	(2,173)	1,335	18,011	(10)	20,184	(1,345)	(2,176)	1,321	20,176	(19)	22,352	(1,340)
Insurance contract balances note C3.2	1,148	2,426	139,839	1,151	138,691	(1,275)	1,192	2,569	161,818	1,179	160,626	(1,390)
Assets for insurance acquisition cash flows	32	-	1	-	(31)	-	32	-	1	-	(31)	-
Insurance and reinsurance contract (assets) liabilities	1,180	2,426	139,840	1,151	138,660	(1,275)	1,224	2,569	161,819	1,179	160,595	(1,390)

(b)  Adjusted shareholders' equity
	Excluding JVs and associates	Group's share related to JVs and associates	Including JVs and associates
As at 30 Jun 2024
Shareholders' equity	14,390	1,781	16,171
CSM, net of reinsurance	18,457	2,083	20,540
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,456	-	1,456
Remove: CSM, net of reinsurance, attributable to non-controlling interests (see note D2)	(934)	-	(934)
Shareholders' CSM, net of reinsurance	18,979	2,083	21,062
Less: Related tax adjustments	(2,068)	(483)	(2,551)
Adjusted shareholders' equity	31,301	3,381	34,682

As at 30 Jun 2023
Shareholders' equity	15,081	2,078	17,159
CSM, net of reinsurance	18,698	2,122	20,820
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,305	-	1,305
Shareholders' CSM, net of reinsurance	20,003	2,122	22,125
Less: Related tax adjustments	(2,341)	(498)	(2,839)
Adjusted shareholders' equity	32,743	3,702	36,445

As at 31 Dec 2023
Shareholders' equity	15,883	1,940	17,823
CSM, net of reinsurance	18,839	2,173	21,012
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,367	-	1,367
Shareholders' CSM, net of reinsurance	20,206	2,173	22,379
Less: Related tax adjustments	(2,347)	(509)	(2,856)
Adjusted shareholders' equity	33,742	3,604	37,346

(c)  Discount rate and risk-free rate
The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts. Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts, (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk. For further detail on the determination of discount rates, refer to note A3.1 of the Group IFRS consolidated financial statements for the year ended 31 December 2023.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. The range reflects the proportion of illiquidity premium applied by business unit and portfolio.

30 Jun 2024%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.53 - 1.72	1.99 - 2.18	2.26 - 2.45	2.38 - 2.57	2.44 - 2.63
Hong Kong dollar (HKD)	5.00 - 5.44	4.15 - 4.59	4.05 - 4.49	4.12 - 4.56	4.16 - 4.60
Indonesian rupiah (IDR)	6.74 - 7.31	7.09 - 7.66	7.24 - 7.81	7.26 - 7.83	7.27 - 7.84
Malaysian ringgit (MYR)	3.32 - 3.57	3.66 - 3.91	3.94 - 4.19	4.07 - 4.32	4.21 - 4.46
Singapore dollar (SGD)	3.55 - 4.22	3.20 - 3.87	3.22 - 3.89	3.21 - 3.88	3.11 - 3.78
United States dollar (USD)	5.14 - 5.87	4.35 - 5.08	4.38 - 5.11	4.50 - 5.23	4.75 - 5.48

30 Jun 2023%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.86 - 2.36	2.44 - 2.87	2.67 - 3.10	2.91 - 3.35	3.05 - 3.48
Hong Kong dollar (HKD)	4.82 - 5.98	4.02 - 5.18	3.77 - 4.93	3.79 - 4.95	3.81 - 4.97
Indonesian rupiah (IDR)	5.81 - 6.36	6.15 - 6.70	6.57 - 7.12	6.80 - 7.35	6.95 - 7.50
Malaysian ringgit (MYR)	3.36 - 4.03	3.63 - 4.30	3.95 - 4.62	4.10 - 4.77	4.24 - 4.91
Singapore dollar (SGD)	3.66 - 4.62	3.11 - 4.07	3.00 - 3.96	2.79 - 3.75	2.43 - 3.39
United States dollar (USD)	5.42 - 6.43	4.13 - 5.14	3.81 - 4.82	3.83 - 4.84	4.17 - 5.18

31 Dec 2023%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.07 - 2.33	2.41 - 2.67	2.59 - 2.85	2.70 - 2.96	2.76 - 3.02
Hong Kong dollar (HKD)	4.76 - 5.23	3.75 - 4.22	3.76 - 4.23	3.89 - 4.36	3.95 - 4.42
Indonesian rupiah (IDR)	6.47 - 6.96	6.63 - 7.12	6.73 - 7.22	6.94 - 7.43	7.03 - 7.52
Malaysian ringgit (MYR)	3.31 - 3.56	3.67 - 3.92	3.78 - 4.03	4.09 - 4.34	4.33 - 4.58
Singapore dollar (SGD)	3.62 - 4.37	2.67 - 3.42	2.71 - 3.46	2.77 - 3.52	2.74 - 3.49
United States dollar (USD)	4.81 - 5.64	3.86 - 4.69	3.90 - 4.73	4.01 - 4.84	4.36 - 5.19

C3.2 Analysis of movements in insurance and reinsurance contract balances by measurement component (including JVs and associates)
An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group's share of insurance and reinsurance contract (assets) liabilities related to the life JVs and associate is set out below:

	Half year 2024 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service
Changes in estimates that adjust the CSM note (iv)	157	21	(178)	-	93	(3)	(90)	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	45	1	-	46	64	-	-	64
New contracts in the period	(1,306)	158	1,175	27	(35)	(3)	38	-
	(1,104)	180	997	73	122	(6)	(52)	64
Changes that relate to current service
Release of CSM to profit or loss	-	-	(1,253)	(1,253)	-	-	156	156
Release of risk adjustment to profit or loss	-	(138)	-	(138)	-	11	-	11
Experience adjustments	(32)	-	-	(32)	55	-	-	55
	(32)	(138)	(1,253)	(1,423)	55	11	156	222
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(47)	(1)	-	(48)	(31)	-	-	(31)
Insurance service result	(1,183)	41	(256)	(1,398)	146	5	104	255

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	110	24	160	294	(20)	2	(26)	(44)
Other net finance (income) expense	3,580	(23)	34	3,591	246	(27)	5	224
	3,690	1	194	3,885	226	(25)	(21)	180
Total amount recognised in income statement	2,507	42	(62)	2,487	372	(20)	83	435
Effect of movements in exchange rates	(2,355)	(64)	(493)	(2,912)	(1)	1	-	-
Total amount recognised in comprehensive income	152	(22)	(555)	(425)	371	(19)	83	435

Cash flows
Premiums received net of ceding commissions paid	13,446	-	-	13,446	(1,178)	-	-	(1,178)
Insurance acquisition cash flows	(2,725)	-	-	(2,725)	-	-	-	-
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(7,286)	-	-	(7,286)	189	-	-	189
Total cash flows	3,435	-	-	3,435	(989)	-	-	(989)

Other changes note (iii)	(260)	(19)	-	(279)	(3)	-	-	(3)

Closing assets	(4,010)	602	2,261	(1,147)	(2,006)	50	(1,396)	(3,352)
Closing liabilities	143,012	1,956	19,536	164,504	1,292	(26)	139	1,405
Net (assets) liabilities at 30 Jun	139,002	2,558	21,797	163,357	(714)	24	(1,257)	(1,947)

	Half year 2023 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net (assets) liabilities at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service
Changes in estimates that adjust the CSM	(990)	80	910	-	(36)	23	13	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	(12)	-	116	7	-	-	7
New contracts in the year	(1,296)	154	1,184	42	(9)	(3)	12	-
	(2,158)	222	2,094	158	(38)	20	25	7
Changes that relate to current service
Release of CSM to profit or loss	-	-	(1,223)	(1,223)	-	-	46	46
Release of risk adjustment to profit or loss	-	(119)	-	(119)	-	12	-	12
Experience adjustments	(258)	-	-	(258)	(2)	-	-	(2)
	(258)	(119)	(1,223)	(1,600)	(2)	12	46	56
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	261	-	-	261	29	-	-	29
Insurance service result	(2,155)	103	871	(1,181)	(11)	32	71	92

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	67	20	153	240	12	(1)	(23)	(12)
Other net finance (income) expense	7,350	2	1	7,353	(113)	9	(5)	(109)
	7,417	22	154	7,593	(101)	8	(28)	(121)
Total amount recognised in income statement	5,262	125	1,025	6,412	(112)	40	43	(29)
Effect of movements in exchange rates	(1,420)	(26)	(244)	(1,690)	-	2	7	9
Total amount recognised in comprehensive income	3,842	99	781	4,722	(112)	42	50	(20)

Cash flows
Premiums received net of ceding commissions paid	13,353	-	-	13,353	(686)	-	-	(686)
Insurance acquisition cash flows	(2,532)	-	-	(2,532)	-	-	-	-
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(6,388)	-	-	(6,388)	327	-	-	327
Total cash flows	4,433	-	-	4,433	(359)	-	-	(359)

Other changes note (iii)	(40)	-	-	(40)	(5)	-	-	(5)

Closing assets	(3,710)	531	2,004	(1,175)	(927)	59	(1,294)	(2,162)
Closing liabilities	132,680	1,732	20,081	154,493	992	(43)	29	978
Net (assets) liabilities at 30 Jun	128,970	2,263	22,085	153,318	65	16	(1,265)	(1,184)

	Full year 2023 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net (assets) liabilities at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,142)	341	801	-	62	43	(105)	-
Changes in estimates that result in losses or reversal of losses on onerous contracts	224	(8)	-	216	(93)	-	-	(93)
New contracts in the year	(2,687)	317	2,429	59	86	(6)	(81)	(1)
	(3,605)	650	3,230	275	55	37	(186)	(94)
Changes that relate to current service
Release of CSM to profit or loss	-	-	(2,414)	(2,414)	-	-	206	206
Release of risk adjustment to profit or loss	-	(242)	-	(242)	-	27	-	27
Experience adjustments	(170)	-	-	(170)	50	-	-	50
	(170)	(242)	(2,414)	(2,826)	50	27	206	283
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	130	(3)	-	127	-	-	-	-
Insurance service result	(3,645)	405	816	(2,424)	105	64	20	189

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	158	52	307	517	(3)	(3)	(47)	(53)
Other net finance (income) expense	10,379	(20)	(12)	10,347	(155)	9	-	(146)
	10,537	32	295	10,864	(158)	6	(47)	(199)
Total amount recognised in income statement	6,892	437	1,111	8,440	(53)	70	(27)	(10)
Effect of movements in exchange rates	(49)	(2)	(63)	(114)	2	(1)	2	3
Total amount recognised in comprehensive income	6,843	435	1,048	8,326	(51)	69	(25)	(7)

Cash flows
Premiums received net of ceding commissions paid	26,224	-	-	26,224	(1,137)	-	-	(1,137)
Insurance acquisition cash flows	(4,802)	-	-	(4,802)	-	-	-	-
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(13,144)	-	-	(13,144)	554	-	-	554
Total cash flows	8,278	-	-	8,278	(583)	-	-	(583)

Other changes note (iii)	(181)	-	-	(181)	-	-	-	-

Closing assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Closing liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 31 Dec	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Notes
(i)   Accretion of interest includes interest on policy loans.
(ii)  Including investment component.
(iii)  Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 30 June 2024 of businesses classified as held for sale. Comparative results are as published and include the results of this business.
(iv)     Risk mitigation option
The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

C4 Intangible assets

C4.1 Goodwill
Goodwill shown on the consolidated statement of financial position represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	896	890	890
Exchange differences	(36)	(11)	6
Reclassification as held for sale note C1.2	(41)	-	-
Carrying value at end of period	819	879	896

C4.2 Other intangible assets
	Half year 2024 $m			Half year 2023 $m	Full year 2023 $m
	Distribution rights	Other intangibles	Total	Total	Total
	note (i)	note (ii)
Balance at beginning of period	3,709	277	3,986	3,884	3,884
Additions	-	43	43	37	498
Amortisation charge to the income statement	(177)	(28)	(205)	(216)	(379)
Disposals and transfers	-	(4)	(4)	(2)	(6)
Exchange differences and other movements	(53)	(9)	(62)	(17)	(11)
Balance at end of period	3,479	279	3,758	3,686	3,986

Notes
(i)   Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)  Included within other intangibles are software and licence fees.

C5 Borrowings

C5.1 Core structural borrowings of shareholder-financed businesses

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
Subordinated debt:
US$750m 4.875% Notes	750	750	750
€20m Medium Term Notes 2023 note (i)	-	22	-
£435m 6.125% Notes 2031	548	550	551
US$1,000m 2.95% Notes 2033	996	995	996
Senior debt: note (ii)
£250m 5.875% Notes 2029	300	299	301
US$1,000m 3.125% Notes 2030	989	987	988
US$350m 3.625% Notes 2032	347	346	347
Total core structural borrowings of shareholder-financed businesses	3,930	3,949	3,933

Notes
(i)   The €20 million Medium Term Notes were redeemed on 10 July 2023.
(ii)  The senior debt ranks above subordinated debt in the event of liquidation.

C5.2 Operational borrowings

	2024 $m	2023 $m
	30 Jun	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	660	529	699
Lease liabilities under IFRS 16	278	248	234
Other borrowings	23	25	8
Total operational borrowings	961	802	941

C6 Sensitivity to key market risks

The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.

The table below shows the sensitivity of the Group's profit after tax, shareholders' equity and CSM as at 30 June 2024 and 31 December 2023 to the following market risks:

-   1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note C3.1) in isolation and subject to a floor of zero; and
-   Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

Further information of the Group's sensitivity to key risks was set out in the Group's financial statements for the year ended 31 December 2023.

The sensitivity results assume instantaneous market movements, hence reflects the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including, but not limited to market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The sensitivity of the Group's results to market risks primarily arises from the Group's insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders' equity rather than insurance contract liabilities. The vast majority of the Group's investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group's liabilities.

For VFA contracts (which include the majority of the Group's participating and unit-linked contracts but not all), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders' equity. There will however be an impact on profit and shareholders' equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain Universal Life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group's accounting policy pass directly through the income statement and hence reduce profit (vice-versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders' equity to the same extent.

For the Group's asset management business, Eastspring. the profit for the period is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.

In addition, Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1). Eastspring's profit will therefore have some direct exposure to the market movements of these investments.

At 30 June 2024 and 31 December 2023, the Group's central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group's treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations holds some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	Half year 2024 $m	Full year 2023 $m
Profit after tax for the period for the Group	182	1,712
Group shareholders' equity at end of period	16,171	17,823
CSM at end of period including JVs and associates	20,540	21,012

	30 Jun 2024 $m		31 Dec 2023 $m
Interest rates and consequential effects	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Increase (decrease) to shareholders' equity:
Financial assets note	7,338	(12,857)	6,815	(12,004)
Net insurance contract liabilities (including CSM) note	(7,928)	13,100	(7,332)	12,191
Net effect on shareholders' equity	(370)	53	(328)	24
Increase (decrease) to profit after tax:
Net effect on profit after tax	(341)	(1)	(328)	24
Increase (decrease) to CSM liability:
CSM note	530	(1,039)	358	(880)

	30 Jun 2024 $m		31 Dec 2023 $m
Equity/property market values	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Increase (decrease) to shareholders' equity:
Financial assets note	(13,747)	6,875	(13,359)	6,681
Net insurance contract liabilities (including CSM) note	12,846	(6,496)	12,288	(6,254)
Net effect on shareholders' equity	(622)	256	(822)	327
Increase (decrease) to profit after tax:
Net effect on profit after tax	(660)	275	(822)	327
Increase (decrease) to CSM liability:
CSM note	(1,345)	665	(1,392)	618

Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the consolidated statement of financial position, together with the Group's share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group's results.

The sensitivity of the Group's businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The Group uses the segment measure 'Adjusted operating profit' to review the performance of the business. The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group's insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria discussed in note B1.2. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1 per cent in interest rates at 30 June 2024 were $(18) million and $13 million (31 December 2023: $(30)million and $33 million), respectively.

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values at 30 June 2024 were $(118) million and $52 million (31 December 2023: $(186) million and $83 million), respectively.

C7 Share capital, share premium and own shares

	30 Jun 2024			30 Jun 2023			31 Dec 2023
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m		$m	$m
Balance at beginning of period	2,753,520,756	183	5,009	2,749,669,380	182	5,006	2,749,669,380	182	5,006
Shares issued under share-based schemes	758,708	-	-	3,545,909	1	3	3,851,376	1	3
Shares cancelled on repurchases/buybacks	(5,927,133)	-	-
Balance at end of period	2,748,352,331	183	5,009	2,753,215,289	183	5,009	2,753,520,756	183	5,009

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares to subscribe for	Share price range		Exercisable by year
		from (in pence)	to (in pence)
30 Jun 2024	1,399,424	737p	1,202p	2029
30 Jun 2023	1,490,940	737p	1,455p	2028
31 Dec 2023	1,671,215	737p	1,455p	2029

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

(a)  Purchases by employee share scheme trusts
The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During half year 2024, the trusts purchased a total number of 9.3 million shares (half year 2023: 2.9 million shares; full year 2023: 3.9 million shares) and the cost of acquiring these shares, including shares purchased for members under employee share purchase plans was $91 million (half year 2023: $42 million; full year 2023: $54 million). The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

(b)  Share repurchase/ buyback programmes by the Company
The Company made the following purchases during half year 2024:

Half year 2024 $m
Cost recognised in retained earnings
Share repurchases to neutralise share scheme issuances	48
Share buyback programme to return capital to shareholders:
Buybacks made in half year 2024	18
Liability for the non-cancellable period of the contract entered to conduct the buyback	57
123

The table below shows the details of the purchases on a monthly basis:

		Share price
	Number of shares	Low £	High £	Cost* $
January 2024	3,851,376	8.01	8.52	40,548,716
June 2024	2,726,787	7.06	7.55	25,508,735
Total	6,578,163			66,057,451

*      The cost in USD shown has been calculated from the share prices in pounds sterling using the daily spot rate in which those shares were purchased.

In January and June 2024, the Company completed two share buyback programmes to offset dilution from the vesting of awards under employee and agent share schemes during 2023 and the first half of 2024, respectively. The Company repurchased 4,609,990 ordinary shares in aggregate for a total consideration of $48 million.

On 23 June 2024, the Company announced the commencement of the first $700 million tranche of the $2 billion share buyback programme it announced on the same day to reduce the issued share capital of the Company in order to return capital to shareholders.

The $2 billion buyback will be completed by no later than mid-2026 with the first tranche being completed no later than 27 December 2024.

As at 30 June 2024, 1,968,173 ordinary shares in aggregate have been repurchased for a total consideration of $18 million. Of these, 651,030 repurchased shares were settled and the shares were cancelled after 30 June 2024. In addition, a financial liability of $(57) million is recognised as at 30 June 2024 for an obligation under the non-cancellable period of the arrangement entered into with a bank to conduct the buyback.

All of these share purchases were made on the London Stock Exchange and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in half year 2024 was less than $1 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during half year 2024.

D Other information

D1 Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows. For developments in the period on prior disclosed litigation see post balance sheet event note D2.

D2 Post balance sheet events

First interim dividend
The 2024 first interim dividend approved by the Board of Directors after 30 June 2024 is as described in note B4.

Consolidation of ownership interest in Prudential Assurance Malaysia Berhad
The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria which allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008 Detik Ria exercised the put option for which it received payments in accordance with the agreement. When Detik Ria failed to complete the share transfer in 2019, the Group filed a legal action against Detik Ria with the Kuala Lumpur High Court in Malaysia to enforce its rights. Subsequent decisions by the High Court and the Court of Appeal were both made in favour of the Group in confirming the contractual rights of the Group to acquire the 49 per cent shareholding. Following a further appeal made by Detik Ria, on 30 July 2024 the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal. To reflect this Federal Court of Malaysia decision, which is an adjusting post balance sheet event for the purposes of these interim financial statements, the Group has continued to consolidate the business of PAMB, which remains a subsidiary controlled by the Group, but has now reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The non-controlling interest at 30 June 2024 was $938 million comprising $886 million at 1 January 2024 and $52 million in respect of the profit earned and effect of exchange translation difference during the first half of 2024.

The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest.

The Group's performance metrics are shown before the effect of non-controlling interests in line with the Group's policy.

D3 Related party transactions

Except for the $176 million cash advanced in full year 2023 to CPL that has subsequently been converted into capital injection in half year 2024, there were no transactions with related parties during the six months ended 30 June 2024 which have had a material effect on the results or financial position of the Group. The nature of the related party transactions of the Group has not changed from those described in note D3 to the Group's consolidated financial statements for the year ended 31 December 2023.

Statement of Directors' responsibilities

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

-   the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted for use in the UK; and
-   the Half Year Financial Report includes a fair review of information required by:

(a)     DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2024, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)     DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2024 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2023 that could do so.

Prudential plc Board of Directors:

Chair

Shriti Vadera

Executive Director

Anil Wadhwani

Independent Non-executive Directors

Jeremy Anderson
Arijit Basu
Chua Sock Koong
Ming Lu
George Sartorel
Mark Saunders
Claudia Suessmuth Dyckerhoff
Jeanette Wong
Amy Yip

28 August 2024

Independent review report to Prudential plc

Conclusion
We have been engaged by Prudential plc (the "Company" or the "Group") to review the condensed set of consolidated financial statements in the Half Year Financial Report for the six months ended 30 June 2024 which comprises the Condensed consolidated income statement, Condensed consolidated statement of comprehensive income, Condensed consolidated statement of changes in equity, Condensed consolidated statement of financial position, Condensed consolidated statement of cash flows and related notes A1 to D3. We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2024 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 "Interim Financial Reporting" (IAS 34), IAS 34 as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note A1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards as issued by the IASB. The condensed set of financial statements included in this Half Year Financial Report has been prepared in accordance with UK adopted IAS 34 and IAS 34 as issued by the IASB.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the Half Year Financial Report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the Half Year Financial Report, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information
In reviewing the Half Year Financial Report, we are responsible for expressing to the Group a conclusion on the condensed set of consolidated financial statements in the Half Year Financial Report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
28 August 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer